Exhibit 99.1

Materialise reports first quarter 2026 results

Materialise transfers eyewear business to its management team

Regulated information1

LEUVEN, Belgium--(BUSINESS WIRE)—May 7, 2026 -- Materialise NV (Euronext & NASDAQ:MTLS), a global leader in 3D-printed medical devices and software, and a pioneer in additive manufacturing software and services, today announced its financial results for the first quarter ended March 31, 2026. Additionally, Materialise announced the transfer of its eyewear business to the eyewear management team.

Highlights – First Quarter 2026

•	Total revenue was stable at 66,276 kEUR for the first quarter of 2026 compared to 66,379 kEUR for the corresponding 2025 period.
•	Gross profit as a percentage of revenue for the first quarter of 2026 increased to 57.2%, compared to 55.3% for the corresponding 2025 period.
•	Adjusted EBIT increased to 2,470 kEUR for the first quarter of 2026 from 646 kEUR for the first quarter of 2025.
•	Net result for the first quarter of 2026 was 1,820 kEUR, or 0.03 EUR per diluted share, compared to a net loss of (535) kEUR, or (0.01) EUR per diluted share, for the corresponding 2025 period.
•	Driven by recurring positive free cash flow, our net cash position increased by 2,021 kEUR over the quarter to 72,826 kEUR, while 2,308 kEUR was invested in share buybacks, underscoring strong cash generation.

CEO Brigitte de Vet-Veithen commented, “In a quarter where elevated geopolitical uncertainty and unfavorable foreign currency exchange movements weighed on our revenue growth, we improved operational profitability across all business segments through operational focus and continued cost control. We closed the quarter with positive operating and free cash flow and a further improved net cash position, reinforcing the strength of our balance sheet and providing us with the flexibility to continue investing in innovation and growth. Following the sale of our Rapidfit business at the end of March of this year, we have now also reached an agreement to transfer our eyewear activities to the business’s management team. We believe these decisive portfolio actions will allow Materialise to further concentrate capital and resources on its core focus areas, while enabling both Rapidfit and Eyewear to operate in a setup that will best support their next phase of growth.”

First Quarter 2026 Results

Total revenue for the first quarter of 2026 was stable at 66,276 kEUR from 66,379 kEUR for the first quarter of 2025. Adjusted EBIT for the first quarter of 2026 increased to 2,470 kEUR compared to 646 kEUR for the 2025 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the first quarter of 2026 was 3.7%, compared to 1.0% for the first quarter of 2025. Adjusted EBITDA for the first quarter of 2026 increased to 8,049 kEUR compared to 6,147 kEUR for the 2025 period.

Revenue from our Materialise Medical segment increased 6.7% to 33,165 kEUR for the first quarter of 2026 compared to 31,078 kEUR for the same period in 2025. Segment Adjusted EBITDA increased 2.1% to 9,235 kEUR for the first quarter of 2026 compared to 9,047 kEUR, while the segment Adjusted EBITDA margin was 27.8% compared to 29.1% for the first quarter of 2025.

Revenue from our Materialise Software segment decreased 1.4% to 9,641 kEUR for the first quarter of 2026 from 9,775 kEUR for the same quarter last year. Segment Adjusted EBITDA increased 87.4% to 1,123 kEUR from 599 kEUR, while the segment Adjusted EBITDA margin increased to 11.6%, compared to 6.1% for the prior-year period.

Revenue from our Materialise Manufacturing segment decreased 8.1% to 23,470 kEUR for the first quarter of 2026 from 25,526 kEUR for the first quarter of 2025. Segment Adjusted EBITDA increased to 281 kEUR compared to (377) kEUR, while the segment Adjusted EBITDA margin increased to 1.2% compared to (1.5)% for the first quarter of 2025.

Gross profit increased 3.2% to 37,894 kEUR compared to 36,724 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 57.2% compared to 55.3% for the first quarter of 2025.

Research and development (“R&D”), sales and marketing (“S&M”), and general and administrative (“G&A”) expenses remained stable, in the aggregate, at 36,713 kEUR for the first quarter of 2026 from 36,510 kEUR for the first quarter of 2025.

Net other operating income was 909 kEUR compared to 360 kEUR for the first quarter of 2025.

1          The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Operating result increased to 2,090 kEUR compared to 574 kEUR for the first quarter of 2025, while net financial result was 392 kEUR, compared to (875) kEUR for the first quarter of 2025.

The first quarter of 2026 contained net tax expenses of (662) kEUR, compared to net tax expenses of (234) kEUR in the first quarter of 2025.

As a result of the above, net profit for the first quarter of 2026 increased to 1,820 kEUR, compared to a net loss of (535) kEUR for the same period in 2025. Total comprehensive income for the first quarter of 2026, which includes exchange differences on translation of foreign operations, was 2,374 kEUR compared to (30) kEUR for the 2025 period.

At March 31, 2026, we had cash and cash equivalents of 132,952 kEUR compared to 133,918 kEUR at December 31, 2025. Gross debt amounted to 60,126 kEUR, compared to 63,113 kEUR at December 31, 2025. As a result, our net cash position increased by 2,021 kEUR to 72,826 kEUR. At the end of the first quarter of 2026 Materialise had bought back 511,513 own shares for a total amount (excluding transaction cost) of 2,308 kEUR (2,722 kUSD) under the previously announced share buy-back program.

Cash flow from operating activities for the first quarter of 2026 was 6,914 kEUR. Total cash out from capital expenditures for the first quarter of 2026 amounted to 1,470 kEUR resulting in a positive free cash flow.

Net shareholders’ equity at March 31, 2026 was 255,595 kEUR compared to 255,482 kEUR at December 31, 2025.

On April 23, 2026, Materialise released its 2025 Annual Report, including its CSRD report, outlining the integration of sustainability into its corporate strategy. With this integrated report we aim at providing transparency on our corporate matters, our financial performance in 2025 and on the initiatives we are taking to make a sustainable difference with additive manufacturing for a better and healthier world. The report is available on our corporate website or can be accessed directly through https://investors.materialise.com/financials/reports.

Materialise to transfer eyewear business to its management team

Today, Materialise announces it has reached an agreement to transfer its eyewear business to the business’s management team. We believe the transaction aligns with Materialise’s strategy to sharpen its portfolio and to further concentrate capital and resources on its core focus areas, while enabling both Rapidfit and Eyewear to operate in a setup that will best support their next phase of growth. Materialise will retain a minority stake in the newly formed eyewear company, reflecting its continued confidence in the business. All employees currently supporting the eyewear business will transition to the new company formed in connection with the transfer. The financial terms of the transaction were not publicly disclosed, and we expect to recognize impairment charges in the second quarter of 2026 related to the transaction.

2026 Guidance

Mrs. de Vet-Veithen concluded, “As previously communicated in our guidance issued in February, we expect macro-economic and geopolitical uncertainty to persist throughout fiscal year 2026. Nevertheless, we continue to have confidence in the strength and resilience of our underlying business fundamentals. The strategic repositioning initiatives and targeted investments across our three business segments are expected to progressively support operational performance and profitable growth. Notwithstanding the anticipated impact of the divestments of Rapidfit and Eyewear, we reaffirm our full-year revenue guidance for fiscal year 2026 in the range of 273,000 to 283,000 kEUR. In addition, we are maintaining our Adjusted EBIT guidance for fiscal year 2026 of 10,000 to 12,000 kEUR, reflecting our continued focus on execution discipline, cost management, and capital allocation.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance, including for purposes of monitoring compliance with financial covenants, supporting discussions with financing institutions, and meeting reporting requirements to our banks. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition expenses related to business combinations or divestiture-related expenses, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA and segment Adjusted EBITDA margin to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1498, the reference rate of the European Central Bank on March 31, 2026.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2026 on Thursday, May 7, 2026, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register-conf.media-server.com/register/BI7e584baacee14013bd0ffd0406fb9ccd

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. The webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, divestitures, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed geopolitical conflicts around the world and governmental responses thereto, inflation, increased labor, energy and materials costs), policy changes resulting from the U.S. presidential administration, changes in tariffs and trade restrictions, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended March 31,
In '000	2026	2026	2025
	U.S.$	€	€
Revenue	76,204	66,276	66,379
Cost of Sales	(32,634)	(28,383)	(29,654)
Gross Profit	43,570	37,894	36,724
Gross profit as % of revenue	57.2%	57.2%	55.3%

Research and development expenses	(13,671)	(11,890)	(11,414)
Sales and marketing expenses	(17,748)	(15,435)	(15,071)
General and administrative expenses	(10,793)	(9,387)	(10,025)
Net other operating income (expenses)	1,045	909	360
Operating (loss) profit	2,403	2,090	574

Financial expenses	(804)	(700)	(2,772)
Financial income	1,256	1,092	1,897
(Loss) profit before taxes	2,855	2,483	(301)

Income Taxes	(762)	(662)	(234)
Net (loss) profit for the period	2,093	1,820	(535)
Net (loss) profit attributable to:
The owners of the parent	2,093	1,820	(533)
Non-controlling interest	-	-	(2)

Earning per share attributable to owners of the parent
Basic	0.04	0.03	(0.01)
Diluted	0.04	0.03	(0.01)

Weighted average basic shares outstanding	58,865	58,865	59,067
Weighted average diluted shares outstanding	58,865	58,865	59,067

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended March 31,
In 000€	2026	2026	2025
	U.S.$	€	€
Net profit (loss) for the period	2,093	1,820	(535)
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	637	554	505
Non-recycling
Fair value adjustments through OCI	-	-	-
Other comprehensive income (loss), net of taxes	637	554	505
Total comprehensive income (loss) for the year, net of taxes	2,730	2,374	(30)
Total comprehensive income (loss) attributable to:
The owners of the parent	2,733	2,377	(32)
Non-controlling interests	(3)	(3)	1

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000€	2026	2025
Assets
Non-current assets
Goodwill	43,171	43,161
Intangible assets	24,589	25,639
Property, plant & equipment	111,635	112,854
Right-of-Use assets	5,774	5,429
Deferred tax assets	3,834	3,971
Other non-current assets	5,249	5,983
Total non-current assets	194,253	197,038
Current assets
Inventories	16,753	14,904
Trade receivables	55,462	54,938
Other current assets	14,924	15,533
Cash and cash equivalents	132,952	133,918
Assets held for sale	4,183	4,314
Total current assets	224,274	223,607
Total assets	418,527	420,646

	As of March 31,	As of December 31,
In 000€	2026	2025
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	203,895	203,895
Treasury Shares	(2,308)	-
Retained earnings and other reserves	49,604	47,180
Equity attributable to the owners of the parent	255,678	255,562
Non-controlling interest	(83)	(80)
Total equity	255,595	255,482
Non-current liabilities
Loans & borrowings	47,190	49,726
Lease liabilities	3,299	3,063
Deferred tax liabilities	2,566	2,660
Deferred income	16,845	17,344
Other non-current liabilities	321	486
Total non-current liabilities	70,221	73,280
Current liabilities
Loans & borrowings	6,824	7,759
Lease liabilities	2,813	2,565
Trade payables	19,783	20,125
Tax payables	869	748
Deferred income	44,165	43,523
Other current liabilities	18,088	16,362
Liabilities held for sale	168	802
Total current liabilities	92,711	91,884
Total equity and liabilities	418,527	420,646

Consolidated statement of cash flows (Unaudited)

	for the three months ended March 31,
In 000€	2026	2025
Operating activities
Net (loss) profit for the period	1,820	(535)
Non-cash and operational adjustments	5,820	6,994
Depreciation of property plant & equipment	3,999	3,854
Amortization of intangible assets	1,651	1,631
Share-based payment expense	56	72
Loss (gain) on disposal of intangible assets and property, plant & equipment	(54)	21
Government grants	(112)	-
Movement in provisions	(156)	18
Movement reserve for bad debt and slow moving inventory	196	243
Financial income	(1,111)	(1,834)
Financial expense	722	2,763
Impact of foreign currencies	(34)	(2)
(Deferred) income taxes	663	228
Working capital adjustments	(1,693)	3,763
Decrease (increase) in trade receivables and other receivables	50	4,487
Decrease (increase) in inventories and contracts in progress	(1,933)	948
Increase (decrease) in deferred revenue	71	1,868
Increase (decrease) in trade payables and other payables	119	(3,539)
Income tax paid	326	(1,140)
Interest received	640	631
Net cash flow from operating activities	6,914	9,713

	for the three months ended March 31,
In 000€	2026	2025
Investing activities
Purchase of property, plant & equipment	(969)	(1,400)
Purchase of intangible assets	(501)	(432)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	70	75
Capital government grants received	229	-
Net cash flow used in investing activities	(1,171)	(1,757)
Financing activities
Repayment of loans & borrowings	(3,459)	(4,472)
Repayment of leases	(751)	(815)
Interest paid	(473)	(235)
Other financial income (expense)	19	(310)
Repurchase of treasury shares	(2,317)	-
Net cash flow from (used in) financing activities	(6,982)	(5,832)
Net increase/(decrease) of cash & cash equivalents	(1,238)	2,123
Cash & Cash equivalents at the beginning of the year	133,918	102,304
Exchange rate differences on cash & cash equivalents	329	(247)
Cash & cash equivalents at end of the period	133,009	104,180

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2026	2025
Net profit (loss) for the period	1,820	(535)
Income taxes	662	234
Financial expenses	700	2,772
Financial income	(1,092)	(1,897)
Depreciation and amortization	5,578	5,501
EBITDA	7,669	6,075
Share-based compensation expense (1)	56	72
Restructuring and corporate initiatives (2)	257	-
Impairments (3)	67	-
Adjusted EBITDA	8,049	6,147

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3) Impairments represent the impairment of tangible and intangible assets of RapidFit NV resulting from the asset transfer to its management.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended March 31,
In 000€	2026	2025
Net profit (loss) for the period	1,820	(535)
Income taxes	662	234
Financial expenses	700	2,772
Financial income	(1,092)	(1,897)
EBIT	2,090	574
Share-based compensation expense (1)	56	72
Restructuring and corporate initiatives (2)	257	-
Impairments (3)	67	-
Adjusted EBIT	2,470	646

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3) Impairments represent the impairment of tangible and intangible assets of RapidFit NV resulting from the asset transfer to its management.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended March 31, 2026
Revenues	33,165	9,641	23,470	66,276	0	66,276
Segment (adj) EBITDA	9,235	1,123	281	10,638	(2,589)	8,049
Segment (adj) EBITDA %	27.8%	11.6%	1.2%	16.1%		12.1%
For the three months ended March 31, 2025
Revenues	31,078	9,775	25,526	66,379	0	66,379
Segment (adj) EBITDA	9,047	599	(377)	9,269	(3,122)	6,147
Segment (adj) EBITDA %	29.1%	6.1%	-1.5%	14.0%		9.3%

(1) Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition expenses related to business combinations or divestiture-related expenses, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments .

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2026	2025
Net profit (loss) for the period	1,820	(535)
Income taxes	662	234
Financial expenses	700	2,772
Financial income	(1,092)	(1,897)
Operating (loss) profit	2,090	574
Depreciation and amortization	5,578	5,501
Corporate research and development	878	1,030
Corporate headquarter costs	2,998	2,852
Other operating income (expense)	(974)	(688)
Impairments (1)	67	-
Segment adjusted EBITDA	10,638	9,269

(1) Impairments represent the impairment of tangible and intangible assets of RapidFit NV resulting from the asset transfer to its management.